SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.             )1

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

197779101

(CUSIP Number)

April 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101                                                             13G                                                                  Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS David M. Knott I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER: 1,196,628 6. SHARED VOTING POWER: 571,800 7. SOLE DISPOSITIVE POWER: 1,196,628 8. SHARED DISPOSITIVE POWER: 601,100

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,797,728

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%

12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

Columbia Laboratories, Inc.

Item 1(b)    Address of Issuer’s Principal Executive offices:

354 Eisenhower Parkway

Livingston, NJ 07039

Item	2(a) Name of Person Filing:

David M. Knott

Item	2(b) Address of Principal Business Office or, if none, residence:

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

Item	2(c) Citizenship:

United States of America

Item	2(d) Title of Class of Securities:

Common Stock $.01 Par Value

Item	2(e) CUSIP Number:

197779101

Item	3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)    ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)    ☐    Investment company registered under Section 8 of the Investment Company Act;

(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)    ☐    A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is to filed pursuant Rule 13d-1(c), check this box ☒

Item 4    Ownership:

David M. Knott

See Rows 5 through 9 and 11 on the corresponding page for this person.

Item 5    Ownership of Five Percent or Less of a Class

N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent

               Holding Company

N/A

Item 8    Identification and Classification of Members of the Group

N/A

Item 9    Notice of Dissolution of Group

N/A

Item 10    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2003 Date

/s/ David M. Knott Signature

David M. Knott